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                           June 3, 2024

       Mark D. Gordon
       Chief Executive Officer
       Odyssey Marine Exploration, Inc.
       205 S. Hoover Boulevard
       Suite 210
       Tampa, FL 33609

                                                        Re: Odyssey Marine
Exploration, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-279720

       Dear Mark D. Gordon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David Doney